

Summer 2026 Roadshow

Shareholder Engagement Program



Advancing Health Outcomes For All



STRENGTH IN NORTH AMERICAN DISTRIBUTION

Supports

1/3 of Pharmaceutical Distribution

With

99% Pharmaceutical Order Accuracy

SUPERIOR SPECIALTY ASSETS

- **Leading distributor in oncology and specialty** therapies
- **More than 1.6 million patients** are treated annually through The US Oncology Network
- Nearly 45% of patients in the U.S. **live within 20 miles of a practice** in The US Oncology Network



More than
1.6M
PATIENTS
are treated annually through The US Oncology Network

Patients saved nearly
$10B
on brand & specialty medications

BIOPHARMA SERVICES

- More than **650 biopharma brands** served
- Helped patients **save nearly $10 billion** on brand and specialty medications
- Helped to **prevent an estimated 12 million prescriptions from being abandoned** due to affordability challenges

TECHNOLOGY DIFFERENTIATION

- Digitally connected to more than **50,000 pharmacies and 1 million providers**
- **Embedding AI-enabled tools**, including ambient scribe technology used by **more than 1,900 providers**, to improve workflow and patient experience





Delivering on Multi-Year Strategic Priorities

> We are focused on accelerating long-term growth and value creation through executing on our four company priorities, which will lead us to our Long-Term Adjusted EPS Growth Target of 13% to 16%

Focus on People and Culture	Grow Oncology, Multispecialty and Biopharma Platforms	Strengthen North American Pharmaceutical Distribution	Modernize & Accelerate the Portfolio

Organic Growth **+** Operating Leverage **+** Capital Allocation

  

FY2026 Financial Highlights

$403.4B
Total Revenue

$5.1B
Cash Returned to Shareholders

$4.8B
Share Repurchases

$6.2B
Operating Cash Flow



Transforming Our Portfolio to Accelerate Growth

> **Our recently updated reporting structure reflects a strategic evolution of our business – accelerating growth, enhancing transparency, and reinforcing our disciplined approach to capital allocation and shareholder value creation**

Prior Reporting Structure

U.S. Pharmaceutical
(U.S. Pharmaceutical, Oncology & Multispecialty)

Prescription Technology Solutions

Medical Surgical Solutions

International
(Canada, Norway)

New Reporting Structure



North American Pharmaceutical
(U.S. Pharmaceutical, Canada)

Oncology & Multispecialty

Prescription Technology Solutions

Medical Surgical Solutions

Other
(Norway)

Medical Surgical Separation

Our decision to establish Medical Surgical as a separate company is guided by core principles, including:

- Value creation
- Capital allocation
- Strategic alignment
- Transparency
- Discipline & focus



Investor Engagement Informed Action in FY 2026

Our ongoing dialogue with our shareholders informs enhancements to our policies, practices, and disclosures

Key Themes Discussed	McKesson Actions
Composition and Refreshment	• Recent appointees bring senior executive leadership and federal health policy experience and supplement the Board's skills in healthcare, finance, accounting and risk management • Appointed 7 experienced directors to the Board in the past 5 years
Skills and Experience	• Provided detailed Board skills matrix to link experience and skills to strategic priorities
Board Evaluations	• Board evaluations conducted by independent third-party facilitator • Provided feedback on effectiveness on a routine cadence
AI and Cybersecurity	• Optimized supply chain and contact center through AI efforts • Implemented comprehensive training across workforce to foster a digital and AI mindset • Conducted vulnerability assessments and enhanced cybersecurity defenses and related employee trainings
Non-Financial Metrics	• Included non-financial priorities as a discretionary, downward-only modifier in the Management Incentive Plan
Human Capital Management	• Continued focus on delivering our Employee Value Proposition – providing meaningful work, demonstrating care for our employees and ensuring a culture of belonging • Introduced LEADRx, a new framework designed to unlock our team's full potential
Emissions Reduction Targets	• Received SBTi approval of our climate change targets in FY2023 • Provided updates on progress to meeting our goals in shareholder engagement efforts and Impact Reports





































Highly Experienced and Qualified Board

We routinely evaluate the composition of the Board and strategically refresh our membership to ensure we have a balanced mix of expertise across disciplines – 70% of independent directors have a tenure of less than 5 years

Brian S. Tyler
Chief Executive Officer
McKesson

Chair

Director since 2019

Dominic J. Caruso
Retired EVP & CFO
Johnson & Johnson

Lead Independent Director

Director since 2018
CT, GS

Lynne M. Doughtie
Retired Chair & CEO
KPMG U.S.

Director since 2025
A, F

W. Roy Dunbar
Retired CEO & Chair
Network Solutions

Director since 2022
CC*, GS

Deborah Dunsire, M.D.
Retired President & CEO
H. Lundbeck

Director since 2024
A, F

Julie L. Gerberding, M.D., M.P.H.
CEO
Foundation for the NIH

Director since 2025
CT, CC

James H. Hinton
Operating Partner
Welsh, Carson, Anderson & Stowe

Director since 2022
A, F*

Bradley E. Lerman
Retired EVP & CLO
Starbucks

Director since 2018
CT*, GS

Maria N. Martinez
Retired EVP & COO
Cisco

Director since 2019
CC, GS*

Kevin M. Ozan
Retired EVP & CFO
McDonald's

Director since 2024
A*, F

Kathleen Wilson-Thompson
Retired EVP & Global CHRO
Walgreens

Director since 2022
CT, CC

Board Committee Roles Key

Chair (*)	Audit (A)
Compliance (CC)	Governance & Sustainability (GS)
Compensation & Talent (CT)	Finance (F)

Director Skills Include

Healthcare Industry Experience: 8

Business Transformation and M&A Experience: 10

Distribution and Supply Chain Experience: 6

Cybersecurity, AI, Technology Experience: 7

MCKESSON

Tailored Board Leadership Structure

Our Lead Independent Director (LID) exercises substantial authority and provides strong independent leadership and oversight of executive management

Lead Independent Director: Dominic Caruso

- Board **evaluates its leadership structure at least annually** to account for shareholder perspectives and the company's needs
- Mr. Caruso was appointed LID, **bringing significant capital allocation, financial reporting and risk management experience** from his prior CFO roles
- LID role has **clearly delineated duties**

Chair & CEO: Brian Tyler

- After a comprehensive review of **Mr. Tyler's deep expertise and role in driving our transformation as a diversified healthcare services leader**, the Board appointed Mr. Tyler as Chair
- The combined Chair & CEO role provides for **unified leadership, clear accountability and alignment between the Company's strategic direction and the Board's oversight responsibilities**

- Acting as liaison between independent directors and Chair

- Calling and presiding over executive sessions and meetings of the independent directors

- Approving scheduling of Board meetings and agendas

- Leading annual evaluation of the CEO

- Supporting Chair of the Compensation and Talent Committee with CEO succession planning

- Supporting Chair of the Governance and Sustainability Committee in interviewing and recommending candidates for the Board

- In consultation with Chair, recommending committee assignments and committee chair appointments

- Serving as primary point of contact between the Board and shareholders



Governance of AI Matters

We continue to deploy AI and data analytics capabilities to enhance productivity and efficiency and to improve products and services for patients, employees and customers

Governing Bodies

- **Enterprise AI Council** sets enterprise-wide standards for the responsible use of AI

- Establishes rules, principles, and operating requirements governing AI activity

- **Business-specific Responsible AI Boards** evaluate and approve AI use cases, supporting strategic alignment with business objectives and compliance with applicable laws and policies

Ethical Guidelines and Policies

- Enterprise AI Council establishes and promulgates **AI ethics principles, policies and procedures**

- Guides the responsible development, procurement and use of AI

- Balances innovation with risk management, compliance and workforce considerations, supported by **Board oversight of AI strategy and risk**

Workplace Culture and Talent

- Commitment to fostering a workplace culture that **promotes responsible use of AI technology**

- Enterprise AI Council seeks to ensure that AI systems reflect **I²CARE principles**

- Provide **training and awareness programs** on responsible and secure AI usage, which are overseen by the Council



Executive Compensation Program Aligns Pay and Performance

> **We have developed an executive compensation program designed to strike the right balance of pay for performance, attract and retain an exceptionally talented team, steer our leadership to meet goals, and build long-term value**

Pay Element	Performance Metric	Rationale	Target Pay
Base Salary	—	Attracts and retains high-performing executives by providing market-competitive fixed pay	—
Management Incentive Plan (annual cash incentive)	**Adjusted EPS (50%)**	Rewards operational performance and profitability; important driver of share price valuation and shareholder expectations	**100%–200%** of Base Salary
	Adjusted Operating Profit (25%)		
	Free Cash Flow (25%)	Rewards generating cash to invest in growth and return capital to shareholders; important valuation metric	
	Non-Financial Priority Areas	Ensures progress on non-financial priorities that are aligned with our business strategy	Discretionary Downward-Only Modifier
Performance Stock Units (long-term equity incentive)	**3-Year Cumulative Adjusted EPS (67%)**	Measures long-term earnings power, drives returns for the Company and directly correlates to share price performance	**60%** of Target LTI Value
	3-Year Average ROIC (33%)	Encourages leaders to make sound investments that generate returns for shareholders; important valuation metric	
	★New for FY2026: MCK TSR Modifier vs. Comparator Group	Rewards share price performance relative to comparator group over time	**+/- 20%** *(upward modification requires rTSR >65th percentile)*
Restricted Stock Units (long-term equity incentive)	—	Directly aligns with value delivered to shareholders	**40%** of Target LTI Value



Target Compensation Mix is Primarily Performance-Based

> Our target direct compensation mix encourages our executives to focus on McKesson's long-term success and aligns with the long-term interests of our shareholders

FY2026 CEO Compensation Mix

93% At-Risk Compensation



Base Salary 7%
MIP (Annual Cash) 15%
PSUs (Equity) 47%
RSUs (Equity) 31%

FY2026 Other NEOs Compensation Mix

84% At-Risk Compensation



Base Salary 16%
MIP (Annual Cash) 17%
PSUs (Equity) 40%
RSUs (Equity) 27%



Our Leadership Prescription

Our Leadership Prescription brings clarity to how we show up — with purpose, speed and heart. A shared framework built for a world moving at digital speed, uniting our I2CARE values and LEADRx behaviors to strengthen how we are *Advancing Health Outcomes for All®*.

─── McKesson's Leadership Prescription ───

I²CARE + LEADRx

Integrity	Accountability	Create our future.	Deliver results that matter.
Inclusion	Respect	Make bold moves.	Build teams of tomorrow.
Customer-First	Excellence	Move at the pace of possibility.	Lead with purpose and humility.





We Request Your Support

The Board asks that you vote FOR all management proposals at the 2026 Annual Meeting

Management Proposals

1	Election of Directors	☑ FOR
2	Ratification of Appointment of Deloitte & Touche as the Company's Independent Registered Public Accounting Firm	☑ FOR
3	Advisory Vote on Executive Compensation	☑ FOR

McKESSON